June 13, 2006

Stephen Krikorian

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

            RE:            NMXS.COM, INC.

                                Form 10-KSB for the Fiscal Year Ended December 31, 2005

                                Form 10-KSB for the Fiscal Year Ended December 31, 2004

                                Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

                                Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

                                Form 10-QSB for the Fiscal Quarter Ended September 30, 2005

                                File No. 333-30176

Dear Mr. Krikorian:

In reply to the comments dated April 19, 2006, we offer the following additional clarification:

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Note B – Summary of Significant Accounting Policies

[2] Revenue Recognition, pages 25-27

1.

We note your response to prior comment number 1 and your revised disclosure with respect to your accounting policy for hosting arrangements. Please address the following with respect to your revised disclosure:

•

For your arrangements that are in the scope of SOP 97-2, clarify when you recognize revenue for the software license and customization service elements. In addition, tell us the situation(s) that you have sold your hosting service separately.

•

For your arrangements that are in the scope of SAB 104 (i.e. your service arrangements), tell us whether you recognize all revenue in such arrangements on a straight-line basis over the life of the arrangements, or just the portion of the arrangements relating to the hosting service. In this respect, if such arrangements contain any other services (e.g. customization services), tell us when you recognize revenue from such services and how your policy complies with the guidance of SAB 104, Section A.3.f.

ANSWER:

•	For our arrangements that are in the scope of SOP 97-2, we recognize revenue for the software license and software customization elements of the arrangement when all four

5021 Indian School Rd. NE Suite 100 - Albuquerque, New Mexico 87110 – (505) 255-1999 – (505) 255-7201 (Fax)

www.nmxs.com

revenue recognition criteria have been met for each element. This typically happens at the point of delivery. We have sold hosting services separately in two situations. The first is when the software is not in the customer’s possession (when the arrangement does not fall under the scope of SOP 97-2). The second situation is when a customer renews a hosting contract.

•

Our arrangements that are in the scope of SAB 104 will typically only consist of hosting, maintenance and technical support contracts. We recognize the revenue for these services on a straight-line basis over the term of the contract. If we perform some other service as part of such an arrangement, we recognize the revenue when all four revenue recognition criteria have been met with respect to that service.

2.

We note your response to prior comment number 2, which states, “We do not believe that the reclassification from accounts receivable to prepaid advertising credits is material to the reader of the financial statements.” We question your materiality assessment as the amount of prepaid barter credits improperly recorded as accounts receivable represents approximately 24% of your total assets as of December 31, 2004. Please provide your full materiality analysis pursuant to SAB 99 to support your conclusion that the misclassification is not material. If you conclude that the misclassification is material, tell us how you plan to correct your December 31, 2005 Form 10-KSB to provide Comparative balance sheets pursuant to APB Opinion 20.

ANSWER: We have filed an amended Form 10-KSB for the year ended December 31, 2005. In this amended filing we have restated the comparative balance sheet for the year ended December 31, 2004 to include the existing barter credits at that time in prepaid expenses rather than accounts receivable.

3.

We note your revised disclosure controls and procedures disclosure on page 50 of your December 31, 2004 Form 10-KSB/A in response to prior comment number 3. Your revised disclosures states that your Certifying Officers evaluated the effectiveness of your disclosure controls and procedures; however, it does not explicitly conclude whether your disclosure controls and procedures were effective as of December 31, 2004. Confirm that your disclosure controls and procedures were effective as of December 31, 2004 and note for future filings.

ANSWER: Our Certifying Officers have concluded that our disclosure controls and procedures were effective as of December 31, 2004. We have noted the correction for future filings.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 8A. Controls and Procedures, page 51

4.	We note that your Certifying Officers concluded that your disclosure controls and procedures are effective, “in ensuring that information required to be reported is recorded, processed,

5021 Indian School Rd. NE Suite 100 - Albuquerque, New Mexico 87110 – (505) 255-1999 – (505) 255-7201 (Fax)

www.nmxs.com

summarized and reported with the time periods specified in the Commissions rules and forms.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effectively designed to ensure that information required to be disclosed in the reports that you file or submit under the Act is accumulated and communicated to your management, including your Certifying Officers, as appropriate to allow timely decisions regarding required disclosure. Ensure the appropriate language is also included in all future quarterly and annual reports filed.

ANSWER: We have revised Item 8A. Controls and Procedures on the Form 10-KSB for the fiscal year ended December 31, 2005 to include the following:

Furthermore, the Certifying Officers concluded that our disclosure controls and procedures in place are designed to ensure that information required to be disclosed by us, including our consolidated subsidiaries, in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported on a timely basis in accordance with applicable Commission rules and regulations; (ii) accumulated and communicated to our management, including our Certifying Officers and other persons that perform similar functions, if any, to allow us to make timely decisions regarding required disclosure in our periodic filings.

In addition to the comments above, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NEW MEXICO SOFTWARE, INC.

BY:	/s/ Richard Govatski

RICHARD F. GOVATSKI

5021 Indian School Rd. NE Suite 100 - Albuquerque, New Mexico 87110 – (505) 255-1999 – (505) 255-7201 (Fax)

www.nmxs.com